UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Year ended December 31, 2024

Fundrise West Coast Opportunistic REIT, LLC

(Exact name of issuer as specified in its charter)

Delaware	35-2546939
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Address of Principal Executive Offices)	20036 (Zip Code)

(202) 584-0550
Issuer’s telephone number, including area code

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (this “Annual Report”) that are forward-looking statements. The words“outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. These risk factors and uncertainties which could have a material adverse effect on our operations and future prospects, along with others, are detailed under the heading “Risk Factors” in our latest offering circular (the “Offering Circular”) filed by the Company with the Securities and Exchange Commission (“SEC”), which may be accessed here (beginning on page 29) and may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. We undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1. Business

Fundrise West Coast Opportunistic REIT, LLC is a Delaware limited liability company formed on November 19, 2015 to originate, invest in and manage a diversified portfolio primarily consisting of investments in multifamily rental properties and development projects located in the Los Angeles, CA, San Francisco, CA, San Diego, CA, Seattle, WA, and Portland, OR metropolitan statistical areas (“MSAs”). The use of the terms “Fundrise West Coast Opportunistic REIT, LLC”, the “Company”, “we”, “us” or “our” in this Annual Report refer to Fundrise West Coast Opportunistic REIT, LLC unless the context indicates otherwise. We use substantially all of the net proceeds raised from our initial and subsequent offerings to invest in such properties, and may also invest in commercial real estate debt securities and other select real estate-related assets, where the underlying assets primarily consist of such properties. Operations substantially commenced on October 25, 2016. During the third quarter of 2021, Fundrise Advisors, LLC, (our “Manager”) closed the offering of common shares of the Company sold pursuant to Regulation A (which we refer to as the “Offering”). We may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer our common shares pursuant to Regulation D of the Securities Act (“Regulation D”), as determined by our Manager.  The Company has one reportable segment consisting of investments in real estate.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ended December 31, 2016, the Company has qualified for treatment as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended, and intends to continue to operate as such.

We are externally managed by our Manager, which is an investment adviser registered with the SEC and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates our platform located at www.fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in opportunities that may have been historically difficult to access. Our Manager has the authority to make all decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides investment management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees, nor do we currently intend to hire any employees who will be compensated directly by us.

Investment Strategy

We originate, acquire, asset manage, operate, selectively leverage, syndicate and opportunistically sell multifamily rental properties and development projects through the acquisition of equity interests in such properties or debt (including senior mortgage loans, subordinated mortgage loans, mezzanine loans, and participations in such loans), as well as real estate debt securities and other real estate-related assets, where the underlying assets primarily consist of such properties. Our management has extensive experience investing in numerous types of properties. While we focus our investments primarily in multifamily rental properties and development projects, in the event that appropriate investment opportunities are not available, we may acquire a wide variety of commercial properties, including office, industrial, retail, recreation and leisure, single-tenant residential and other real properties. These properties may be existing, income-producing properties, newly constructed properties or properties under development or construction and may include multifamily properties purchased for conversion into condominiums and single-tenant properties that may be converted for multifamily use. We focus on acquiring properties with significant possibilities for capital appreciation, such as those requiring development, redevelopment or repositioning, those located in markets with high growth potential and those available from sellers who are distressed or face time-sensitive deadlines. We also may invest in real estate-related securities, including securities issued by other real estate companies, either for investment or in change of control transactions completed on a negotiated basis or otherwise, and in bridge and mezzanine loans that may lead to an opportunity to purchase a real estate interest. In addition, to the extent that our Manager and its investment committee determines that it is advantageous, we also may make or invest in commercial mortgage-backed securities, mortgage loans and tenant-in-common interests. Our portfolio of real estate debt investments is secured primarily by U.S. based collateral, primarily multifamily rental properties and development projects, and diversified by security type.

For real estate debt investments, our Manager intends to directly structure, underwrite and originate many of the debt products in which we invest, as doing so provides for the best opportunity to manage our borrower and partner relationships and optimize the terms of our investments. Our proven underwriting process, which our management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented at our Sponsor, involves comprehensive financial, structural, operational and legal due diligence of our borrowers and partners in order to optimize pricing and structuring and mitigate risk. We feel the current and future market environment for the acquisition of property for development projects (including any existing or future government-sponsored programs) provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our shareholders.

In executing on our business strategy, we believe that we benefit from our Manager’s affiliation with our Sponsor given our Sponsor’s strong track record and extensive experience and capabilities as an online real estate origination and funding platform. These competitive advantages include:

•	our Sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

•	our Sponsor’s direct and online origination capabilities, which are amplified by a proprietary technology platform, business process automation,and a large user base, of which a significant portion are seeking capital for real estate projects;

•	our Sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate-related products and that finance the types of assets we intend to acquire and originate;

•	our Sponsor’s experienced portfolio management team which actively monitors each investment through an established regime of analysis, credit review and protocol; and

•	our Sponsor’s management team, which has a successful track record of making commercial real estate investments in a variety of market conditions.

Investment Objectives

Our primary investment objectives are:

•	to realize growth in the value of our investments over the long term;

•	to grow net cash from operations so that cash flow is available for distributions to investors over the long term;

•	to pay attractive and consistent cash distributions; and

•	to preserve, protect and return shareholders’ capital contributions.

While we initially communicated that we were targeting liquidating and distributing cash to investors within a certain time period, given that our investors have an opportunity to gain liquidity quarterly and that our investments are of a long term nature, our Manager has determined to operate the Company with no target liquidation date so that it can make decisions in the best interests of our investors on a project-by-project basis. We also seek to realize growth in the value of our investments by timing their sale to maximize value. However, there is no assurance that our investment objectives will be met. We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager has substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager’s investment committee reviews our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities as well as online lending platforms that compete with the Fundrise Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well-positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” in our Offering Circular, which may be accessed here (beginning on page 29), as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in our forward-looking statements. For more information, see “Statements Regarding Forward-Looking Information”. Unless otherwise indicated, the latest results discussed below are as of December 31, 2024.

Offering Results

During the third quarter of 2021, the Manager closed the Offering. The Company may, in the future, file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D, as determined by the Manager. As of both December 31, 2024 and 2023, we had raised total gross offering proceeds of approximately $127.7 million from settled subscriptions (including proceeds received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 12.8 million of our common shares.

Upon the reopening of our Offering, if any, the per share purchase price for our common shares has been and will continue to be subject to adjustment every fiscal quarter (or as soon as commercially reasonable and announced by us thereafter), and will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”) divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (“NAV per share”).

Below is the NAV per share since December 31, 2022, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2022	$10.25	Form 1-U
March 31, 2023	$10.10	Form 1-U
June 30, 2023	$10.14	Form 1-U
September 30, 2023	$10.17	Form 1-U
December 30, 2023	$9.76	Form 1-U
March 29, 2024	$9.94	Form 1-U
June 29, 2024	$9.96	Form 1-U
September 30, 2024	$9.90	Form 1-U
December 31, 2024	$9.84	Form 1-U
March 31, 2025	$9.81	Form 1-U

Distributions

To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates.

When calculated on a tax basis, distributions were made 70% from ordinary income and 30% from capital gains for the year ended December 31, 2024. When calculated on a tax basis, distributions were made 100% from ordinary income for the year ended December 31, 2023.

Any distributions that we make directly impacts our NAV by reducing our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

For further details, please see Note 6, Distributions, in our consolidated financial statements.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective July 1, 2024, we revised our Redemption Plan to increase the maximum amount of shares that may be redeemed in a quarter to be 5.00% of the NAV of all of our outstanding shares as of the first day of the last month of such calendar quarter. Previously, we revised our redemption plan effective November 17, 2023 to reflect that (i) the Manager in its sole discretion may determine to redeem in full a shareholder holding less than 100 common shares prior to redeeming other requests on a pro-rata basis; (ii) the last day to submit a redemption request will be the last business day of the applicable quarter; and (iii) redemptions not fully honored will be terminated, and will need to be resubmitted in order to be considered in any subsequent period when redemptions are being processed. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of December 31, 2024 and 2023, approximately 6.1 million common shares and approximately 4.9 million common shares respectively, had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored.

Sources of Operating Revenues and Cash Flows

We primarily generate revenue and cash flow from interest revenue on our investments in real estate debt and rental revenue from our investments in rental real estate properties. We may also generate cash flow from interest income on related party notes, and seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies—Revenue and Income Recognition, in our consolidated financial statements for further detail.

Results of Operations

For the years ended December 31, 2024 and 2023, we had total net income of approximately $2.5 million and $4.1 million, respectively. Further information on the notable changes in our results are as follows:

Revenue

Interest Revenue

For the years ended December 31, 2024 and 2023, we earned interest revenue of approximately $362,000 and $3.6 million, respectively, from our investments in real estate debt and investments in debt securities. The decrease in interest revenue is primarily attributable to payoffs of three of our investments in real estate debt in the prior period.

Expenses

Investment Management Fees – Related Party

For the years ended December 31, 2024 and 2023, we incurred investment management fees of approximately $645,000 and $768,000, respectively. The decrease in investment management fees is directly related to a decrease in the quarterly average net assets, as the investment management fee is calculated as a percentage of net assets each quarter. The overall decrease in average net assets is primarily attributable to redemptions throughout the year and the lower average fair value of our investments in 2024 compared to 2023.

Property Operating and Maintenance

For the years ended December 31, 2024 and 2023, we incurred property operating and maintenance expenses of approximately $506,000 and $388,000, respectively. The increase in property operating and maintenance is primarily attributable to operating more rental real estate properties, as one property was reclassified from “Investments in real estate held for improvement” to “Investments in rental real estate properties” in the current period.

Depreciation and Amortization

For the years ended December 31, 2024 and 2023, we incurred depreciation and amortization expenses of approximately $381,000 and $193,000, respectively. The increase in depreciation and amortization expense is primarily attributable to operating more rental real estate properties, as one property was reclassified from “Investments in real estate held for improvement” to “Investments in rental real estate properties” in the current period.

Other Income (Expenses)

Interest Income – Related Party

For the years ended December 31, 2024 and 2023, we earned interest income of approximately $2.0 million and $0, respectively. The increase in interest income is attributable to interest accrued on the promissory note receivable extended to National Lending, LLC (“National Lending”) in the current period. See Note 8, Related Party Arrangements for further information regarding National Lending.

Dividend Income

For the years ended December 31, 2024 and 2023, we earned dividend income of approximately $126,000 and $1.4 million, respectively. The decrease in dividend income is primarily attributable to a decrease in cash invested in the money market sweep account.

Equity in Earnings

For the years ended December 31, 2024 and 2023, we had equity in earnings of approximately $363,000 and $303,000 from our equity method investments, respectively. The increase in equity in earnings is attributable to an increase in earnings from our investment in National Lending, due to increased performance and profitability of National Lending.

Gain on Sale of Investments in Public Equity Securities

For the years ended December 31, 2024 and 2023, we recognized gain on the sale of investments in public equity securities of approximately $0 and $242,000 respectively. The decrease in the gain on sale is attributable to the investments in public equity securities that were purchased and sold during the year ended December 31, 2023.

Gain on Sale of Real Estate Investments

For the years ended December 31, 2024 and 2023, we recognized approximately $1.3 million and $0, respectively, of gain on the sale of real estate. During the year ended December 31, 2024, we entered into a Tenancy-in-Common (“TIC”) transaction in which we sold one wholly-owned investment in rental real estate in exchange for a non-controlling member interest and cash consideration. See Note 3, Investments in Equity Method Investees and Note 8, Related Party Arrangements for further information.

Our Investments

The following tables summarize the investments held during the period from January 1, 2023 through December 31, 2024. See “Recent Developments” for a description of investments we have made since December 31, 2024. Note that the use of the term “controlled subsidiary” is not intended to conform with the definition of such term under the accounting principles generally accepted in the United States (”U.S. GAAP”) and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Investments in Real Estate Debt	Location	Type of Property	Date of Acquisition	Interest Rate (1)	Maturity Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
Vermont NH Property Senior Loan* (6)	Los Angeles, CA	Multifamily	12/02/2019	9.5%	12/02/2021	$6,400,000	80%	--	Initial	Update
NexMetro Canyon Mezzanine Loan* (7)	Phoenix, AZ	Multifamily	11/12/2020	12.5%	9/24/2023	$15,490,000	--	79.0%	Initial	Update
NexMetro Magnolia Mezzanine Loan* (8)	Phoenix, AZ	Multifamily	11/12/2020	12.5%	9/29/2023	$11,145,000	--	80.0%	Initial	Update

*Acquisition was reviewed and approved by an independent representative (“Independent Representative”) prior to its consummation, with such determination that the transaction was fair and reasonable to us and at a price to us that is not materially greater than the cost of the asset to the affiliated seller.

(1)	Interest Rate refers to the projected annual interest rate on each debt investment. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.

(2)	Maturity Date refers to the initial maturity date of each debt investment and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company to fund the debt investment, not all of which may have been funded on the acquisition date.

(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as determined by our Manager. LTVs presented are as of the date of acquisition by the Company and have not been subsequently updated. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow.

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.

(6)	As of December 31, 2022, one of our investments in real estate debt, the Vermont NH Property Senior Loan, was considered to be non-performing due to an event of default due to non-payment of interest. On June 15, 2023 we received a payment for all outstanding contractual interest owed, and on December 22, 2023, the Vermont NH Property Senior Loan was paid off and is no longer outstanding.

(7)	On July 31, 2023, the NexMetro Canyon Mezzanine Loan was paid off and is no longer outstanding.

(8)	On July 31, 2023, the NexMetro Magnolia Mezzanine Loan was paid off and is no longer outstanding.

Real Property Controlled Subsidiaries (Preferred Equity Investments)	Location	Type of Property	Date of Acquisition	Annual Return (1)	Redemption Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
RSE- The George Controlled Subsidiary	Anaheim, CA	Multifamily	12/21/2018	9.9%	01/01/2030	$11,500,000	70%	--	Initial

(1)	Annual Return refers to the projected annual preferred economic return that we are entitled to receive with priority payment over the other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.

(2)	Redemption Date refers to the initial redemption date of each asset, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.

(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as reasonably determined by our Manager. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated.

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are under construction. There can be no assurance that the anticipated completion cost will be achieved. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated.

Real Property Controlled Subsidiaries (Wholly- owned Properties)	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Approx. Acquisition Cost	Projected Renovation Cost(1)		Overview (Form 1-U)
RSE C57 Controlled Subsidiary	Los Angeles, CA	Residential	32,000	6/11/2019	$4,382,000		$150,000	Initial
RSE W37 Controlled Subsidiary	Los Angeles, CA	Mixed Use	4,625	6/20/2019	$1,510,000		$630,000	Initial
RSE W362 Controlled Subsidiary	Los Angeles, CA	Mixed Use	6,900	7/22/2019	$3,105,000		$960,000	Initial
RSE W480 Controlled Subsidiary (2)	Los Angeles, CA	Mixed Use	23,000	7/14/2020	$8,130,000		$5,430,000	Initial Update
RSE W440 Controlled Subsidiary	Los Angeles, CA	Mixed Use	4,000	9/10/2020	$3,520,000	$	---	Initial
RSE W40 Controlled Subsidiary (3)	Los Angeles, CA	Mixed Use	6,000	12/15/2020	$3,800,000		$1,270,000	Initial
PB Colfax Villas Property (4)	Los Angeles, CA	Land	14,202	(4)	(4)		---	Initial

(1)	Projected renovation costs, exit prices, and hold periods presented are as of the date of acquisition by the Company, and have not been subsequently updated.

(2)	On December 26, 2024, the Company sold its original interest in the W480 Controlled Subsidiary and entered into a TIC transaction. As of December 31, 2024, the surviving investment in CNP, 120 LLC is included in “Investments in equity method investees” on the Company’s consolidated balance sheets.

(3)	To defer the capital gain realized from the sale of RSE Cooper Street Controlled Subsidiary, we established the W40 Controlled Subsidiary as a Qualified Opportunity Fund (“QOF”). Pursuant to the agreements governing the W40 Investment, we have full authority for the management of the W40 Controlled Subsidiary, including the W40 Property. See Note 5, Investments in Rental Real Estate Properties and Real Estate Held for Improvement for further information on the W40 Controlled Subsidiary and the QOF.

(4)	As of December 31, 2021, one of our investments in real estate debt, PB Colfax Villas Senior Loan, was in default. In 2021, the Company filed a lawsuit against the guarantors of the loan, and the Company was ultimately granted a judgment against the guarantors. On April 27, 2022, the Company pursued the trustee sale (foreclosure) on the property. The Company was the highest bidder and foreclosed on the PB Colfax Villas Property. The Company received title to the property in full satisfaction of the defaulted loan on April 28, 2022. The underlying property was recorded at cost, which approximated the fair value of the asset (appraised value of the property less estimated selling costs), at the time of the restructuring.

Real Property Controlled Subsidiaries (Joint Venture Investments)	Location	Type of Property	Date of Acquisition	Purchase Price		Overview (Form 1-U)
CNP 120, LLC (1)	Los Angeles, CA	Mixed Use	12/26/2024	$4,625,000	(2)	Initial
Western Studio, LLC (1)	Los Angeles, CA	Mixed Use	12/26/2024	$4,125,000		Initial
4202 WJ, LLC (1)	Los Angeles, CA	Mixed Use	12/26/2024	$5,024,000		Initial
4216 WJ, LLC (1)	Los Angeles, CA	Mixed Use	12/26/2024	$4,494,000		Initial

(1)	On December 26, 2024, the Company acquired a 25% TIC interest in Western Studio, LLC and a 50% TIC interest in CNP 120, LLC, 4202 WJ, LLC, and 4216 WJ, LLC.

(2)	Transaction in-kind. Member interest acquired in connection with the sale of the W480 Controlled Subsidiary.

As of December 31, 2024, the Company’s investments accounted for under the equity method of accounting included the contributions to National Lending in exchange for ownership interests. See Note 8, Related Party Arrangements, for further information regarding National Lending.

Liquidity and Capital Resources

We obtain the capital to fund our investment activities and operating expenses from secured or unsecured financings from banks, cash flow from operations, net proceeds from asset repayments and sales, and other financing transactions. We use our capital to originate, invest in and manage a diversified portfolio of real estate investments and fund our operations.

As of December 31, 2024, we had deployed approximately $59.5 million in net capital for 13 investments and had approximately $14.0 million in cash and cash equivalents. The Company has a continuous funding commitment to maintain a capital contribution amount of 5% of its assets under management to National Lending. Other than our investments, we have no additional future funding commitments. As of December 31, 2024, we anticipate that cash on hand, proceeds from future Offerings, and future cash flows from operations will provide sufficient liquidity to meet future funding commitments and costs of operations for the next 12 months.

We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We had no outstanding unsecured, Company level debt as of April 24, 2025 and December 31, 2024. Our target portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the overall portfolio) in order to quickly build a diversified portfolio of multifamily rental properties and development project assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We face challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. We may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

We seek to identify and make our investments according to large macroeconomic trends precisely because we believe those trends are likely to drive outsized growth, which in turn can deliver better than average performance. Over the past twelve months, we experienced the benefits that being invested in the right locations and the right asset types can have on performance despite the ongoing headwinds created by sustained higher borrowing costs. In September 2024, the Federal Reserve began its much anticipated rate cutting cycle, though recent announcements have suggested a slower or more uncertain path to additional cuts, which in turn initially translated to positive performance across most of the portfolio. The magnitude of these initial returns represents only a portion of the ground to be made up relative to the total decline in real estate values that occurred since the peak in 2022. However, we believe this recovery will continue to gain momentum in the coming years. Further, as a result of the sustained strong operating performance of our properties, we have been able to drive growth in net operating incomes (NOI).

Looking ahead, our investment approach remains focused on disciplined capital deployment across both equity and credit strategies, aligned with our long-term objectives and responsive to evolving market conditions. Furthermore, the Federal Reserve, by its own forecast, is less than halfway through its expected rate cutting cycle, and is expected to continue cutting rates, albeit at a slower pace in the short-term than many initially anticipated, meaning that the potential for similar or larger gains could be achieved as rates continue to come down. We expect the assets acquired during this period of depressed pricing and falling interest rates will be one of the largest drivers of outsized returns in the future. We also recognize that changing political administrations and changing policies will inevitably impact the economy, potentially through the deregulation of the financial sector, implementation of tariffs, reduced immigration, and lower taxes. We anticipate that this will result in a more business-friendly environment with lower regulatory burdens, more liquidity in financial markets, but also the potential for increased volatility and higher costs around construction and new development. This dynamic has the potential to not only drive up investment demand but also further reduce future supply, compounding the existing supply constraints, resulting in even more appreciation in asset values.

Off-Balance Sheet Arrangements

As of December 31, 2024 and 2023, we had no off-balance sheet arrangements.

Recent Developments

Investments

For the period from January 1, 2025 through April 24, 2025, the Company received partial principal repayments of its remaining preferred equity investment of approximately $700,000.

Note Receivable

On January 2, 2025, the Company issued a promissory note to National Lending with a principal amount of $5.0 million. The note bears a 5.75% interest rate, and all interest is accruing, and will be received at maturity. The note matures on December 31, 2025. The note was fully repaid on March 27, 2025.

On January 8, 2025, the Company issued a promissory note to National Lending with a principal amount of $4.5 million and a maturity date of December 31, 2025. The note bears a 5.75% interest rate, with all interest accruing and payable at maturity. The note was fully repaid on January 30, 2025.

On April 4, 2025, the Company issued a promissory note to National Lending with a principal amount of $6.3 million. The note bears a 5.25% interest rate, and all interest is accrued, and will be received at maturity. The note matures on April 3, 2026. As of April 24, 2025, the outstanding balance of the receivable, inclusive of accrued interest, is approximately $6.3 million.

Item 3. Directors and Officers

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Offering Circular unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary, relationship with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Executive Officers of Our Manager

As of the date of this Annual Report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	48	Chief Executive Officer
Brandon T. Jenkins	39	Chief Operating Officer
Bjorn J. Hall	44	General Counsel, Chief Compliance Officer and Secretary
Alison A. Staloch	44	Chief Financial Officer

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and a Director of our Sponsor since its inception on March 14, 2012. Prior to Rise Companies Corp., Mr. Miller had been the President of one of the largest mixed-use real estate companies in the Washington, DC metro area. Over the course of his 25-year career, Mr. Miller has acquired more than $8 billion of real estate assets—including 37,000 residential units and 5 million square feet of industrial and commercial space. Mr. Miller holds a Bachelor’s degree in Economics from the University of Pennsylvania.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacity with our Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate. Previously, Mr. Jenkins has served as Director of Real Estate for WestMill Capital Partners and spent two and a half years as an investment advisor at Marcus & Millichap. Mr. Jenkins earned his Bachelor of Arts from Duke University.

Alison A. Staloch currently serves as the Chief Financial Officer of our Manager and has served in such capacity with our Sponsor since April 2021. Prior to joining our Sponsor, Ms. Staloch served as the Chief Accountant of the Division of Investment Management at the SEC from December 2017 to April 2021, and before that, served as Assistant Chief Accountant from November 2015 to November 2017. From 2005 to 2015, Ms. Staloch was with KPMG LLP in the Asset Management practice. Ms. Staloch has a Bachelor of Arts in Psychology from Miami University and received a Master of Accounting from the Ohio State University.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer, and Corporate Secretary of our Manager and has served in such capacities with our Sponsor since February 2014. Prior to joining our Sponsor in February 2014, Mr. Hall served as a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Mr. Hall has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

Compensation of Executive Officers

Each of the executive officers of our Sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for their services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular and Note 8, Related Party Arrangements – Fundrise Advisors, LLC, Manager in our consolidated financial statements.

Item 4. Security Ownership of Management and Certain Securityholders

Principal Shareholders

The following table sets forth the approximate beneficial ownership of our common shares as of March  31, 2025 for each person or group that holds more than 10.0% of our common shares, for each executive officer of our Manager and for the executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

Name of Beneficial Owner (1)(2)	Number of Shares Beneficially Owned	Percent of All Shares
Benjamin S. Miller	503	*
Brandon T. Jenkins	9	*
Bjorn J. Hall	165	*
Alison A. Staloch	-	*
All executive officers of our Manager as a group (4 persons)	677	*

*	Represents less than 1.0% of our outstanding common shares.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner, person or entity has an address in care of our principal executive offices at 11 Dupont Circle NW, 9th Floor, Washington, DC 20036.

Item 5. Interest of Management and Others in Certain Transactions

For further details, please see Note 8, Related Party Arrangements in our consolidated financial statements.

Item 6. Other Information

None.

Item 7. Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise West Coast Opportunistic REIT, LLC

Independent Auditor’s Report

Members

Fundrise West Coast Opportunistic REIT, LLC

Opinion

We have audited the consolidated financial statements of Fundrise West Coast Opportunistic REIT, LLC and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2024 and 2023, the related consolidated statements of operations, changes in members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ RSM US LLP

McLean, Virginia

April 24, 2025

Fundrise West Coast Opportunistic REIT, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of	As of
	December 31, 2024	December 31, 2023
ASSETS
Cash and cash equivalents	$14,446	$44,646
Interest receivable	21	39
Other assets, net	426	462
Due from related party	9,501	-
Investments in real estate debt	2,468	4,577
Investments in equity method investees	24,389	5,758
Investments in rental real estate properties, net	21,338	24,145
Investments in real estate held for improvement	2,146	7,382
Total Assets	$74,735	$87,009

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$175	$275
Due to related party	159	192
Mortgage payable, net	1,832	1,860
Distributions payable	504	795
Redemptions payable	2,930	4,206
Rental security deposits and other liabilities	36	36
Below-market leases, net	77	95
Total Liabilities	5,713	7,459

Members’ Equity:
Common shares; unlimited shares authorized; 12,760,255 and 12,760,255 shares issued and 6,611,149 and 7,834,703 shares outstanding as of December 31, 2024 and December 31, 2023, respectively	65,576	77,605
Retained earnings and cumulative distributions	3,446	1,945
Total Members’ Equity	69,022	79,550
Total Liabilities and Members’ Equity	$74,735	$87,009

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise West Coast Opportunistic REIT, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Year Ended	For the Year Ended
	December 31, 2024	December 31, 2023
Revenue
Rental revenue	$450	$434
Interest revenue	362	3,628
Other revenue	18	31
Total revenue	830	4,093

Expenses
Investment management fees - related party	645	768
Property operating and maintenance	506	388
General and administrative expenses	466	470
Depreciation and amortization	381	193
Total expenses	1,998	1,819

Other income (expenses)
Interest income - related party	2,016	-
Equity in earnings	363	303
Dividend income	126	1,362
Interest expense	(92)	(93)
Gain (loss) on sale of real estate investments	1,280	-
Gain (loss) on sale of investments in equity securities	-	242
Gain (loss) on sale of investments in debt securities	-	8
Total other income (expense)	3,693	1,822

Net income	$2,525	$4,096

Net income per basic and diluted common share	$0.34	$0.47
Weighted average number of common shares outstanding, basic and diluted	7,334,127	8,726,694

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise West Coast Opportunistic REIT, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings and Cumulative	Total Members'
	Shares	Amount	Distributions	Equity
December 31, 2022	9,208,553	$91,468	$1,058	$92,526
Distributions declared on common shares	-	-	(3,209)	(3,209)
Redemptions of common shares	(1,373,850)	(13,863)	-	(13,863)
Net income	-	-	4,096	4,096
December 31, 2023	7,834,703	$77,605	$1,945	$79,550
Distributions declared on common shares	-	-	(1,024)	(1,024)
Redemptions of common shares	(1,223,554)	(12,029)	-	(12,029)
Net income	-	-	2,525	2,525
December 31, 2024	6,611,149	$65,576	$3,446	$69,022

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise West Coast Opportunistic REIT, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
OPERATING ACTIVITIES:
Net income	$2,525	$4,096
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	381	193
Amortization of discount on debt securities	-	(23)
Amortization of below-market leases	(17)	(17)
Amortization of debt issuance costs	(1)	2
Equity in (earnings) losses	(363)	(303)
Interest revenue received in kind	-	4,582
Gain on sale of investment in public equity securities	-	(242)
Gain on sale of investments in rental real estate properties	(1,280)	-
Gain on sale of investment in debt securities	-	(8)
Change in assets and liabilities:
Net (increase) decrease in interest receivable	18	831
Net (increase) decrease in other assets, net	(38)	(15)
Net increase (decrease) in accounts payable and accrued expenses	(88)	58
Net increase (decrease) in deferred interest revenue	-	-
Net (increase) decrease in due from related party	(35)	(35)
Net cash provided by (used in) operating activities	1,102	9,119
INVESTING ACTIVITIES:
Issuance of note receivable - related party	(44,500)	-
Repayment of note receivable - related party	35,000	-
Investment in real estate debt investments	-	34,835
Proceeds from sale of investments in rental real estate properties	4,625	-
Repayment of investments in real estate debt	2,109	-
Investment in equity method investees	(13,643)	-
Capital expenditures related to rental real estate properties	-	(7)
Capital expenditures related to real estate held for improvement	(246)	(1,599)
Investment in debt securities	-	(2,278)
Sale of investment in debt securities	-	2,309
Investment in public equity securities	-	(12,576)
Sale of investment in public equity securities	-	12,818
Net cash provided by (used in) investing activities	(16,655)	33,502
FINANCING ACTIVITIES:
Repayment of mortgage payable	(27)	-
Redemptions paid	(13,305)	(12,746)
Distributions paid	(1,315)	(3,568)
Net cash provided by (used in) financing activities	(14,647)	(16,314)

Net increase (decrease) in cash and cash equivalents	(30,200)	26,307
Cash and cash equivalents, beginning of year	44,646	18,339
Cash and cash equivalents, end of year	$14,446	$44,646

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Capital expenditures related to real estate held for improvement included in accounts payable and accrued expenses	$-	$128
Investments in equity method investees through tenancy-in-common interest arrangement resulting from the sale of investments in real estate properties	$4,625	$-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest - mortgage payable	$90	$90

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise West Coast Opportunistic REIT, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

1.	Formation and Organization

Fundrise West Coast Opportunistic REIT, LLC was formed on November 19, 2015, as a Delaware limited liability company and substantially commenced operations on October 25, 2016. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise West Coast Opportunistic REIT, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate loans and real estate properties, and may also invest in real estate-related debt securities and other real estate-related assets.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the year ended December 31, 2016. As of December 31, 2024 and 2023, we held substantially all of our assets directly and had one taxable REIT subsidiary (“TRS”), which was formed by the Company with an effective date of November 30, 2020 to facilitate a real estate investment acquisition during 2020. See Note 5, Investments in Rental Real Estate Properties and Real Estate Held for Improvement for further information on the real estate investment acquisition. In connection with that real estate investment acquisition, we also formed a subsidiary that is intended to qualify as an Opportunity Fund pursuant to Section 1400Z-2 of the Internal Revenue Code of 1986 (the “Code”) and any subsequently issued guidance thereunder. We have also elected to treat certain wholly-owned subsidiaries as qualified REIT subsidiaries (“QRSs”). See Note 2, Summary of Significant Accounting Policies for further information on the formation of the TRS in 2020, the Opportunity Fund, and QRSs.

The Company’s initial and subsequent offerings of its common shares (the “Offering(s)”) have been conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. The Company qualified approximately $27.0 million of common shares on August 11, 2020, which represented the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $50.0 million. Subsequent to the most recent offering circular, the SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50.0 million to $75.0 million, which was effective March 15, 2021.

During the third quarter of 2021, the Manager closed the Regulation A Offering of common shares of the Company. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A utilizing this increased offering amount, or offer its common shares pursuant to Regulation D (“Regulation D”) of the Securities Act, as determined by the Manager. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares.

As of December 31, 2024 and 2023, after redemptions, the Company had net common shares outstanding of approximately 6,611,000 and 7,835,000, respectively, including common shares held by Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of December 31, 2024 and 2023, the Sponsor owned 600 common shares. As of December 31, 2024 and 2023, Fundrise, L.P., an affiliate of the Sponsor, had purchased an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000. As of December 31, 2024 and 2023, the total amount of equity issued by the Company on a gross basis was approximately $127.7 million. As of December 31, 2024 and 2023 all subscriptions had settled.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC. The Company has no items of other comprehensive income or loss in any period presented.

Certain amounts in the prior year consolidated financial statements have been reclassified to conform to current year presentation. On the consolidated statements of operations, the Company reclassified money market dividends earned in connection with its operating cash sweep accounts from “Other revenue” to “Dividend income'”. The reclassification on the statements of operations did not have an impact on the Company’s net income (loss) for the periods presented.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. We did not have any VIEs as of either December 31, 2024 or 2023. All intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Deferred Interest Revenue

When an investment in real estate debt is funded net of a deferred interest reserve, and is held by the Company, the Company accounts for the holdback of funds by classifying them as deferred interest revenue. As interest is incurred by the borrower, the Company recognizes interest income and reduces the deferred interest revenue until such time that the reserve is exhausted or the investments in real estate debt redeems. Any remaining deferred interest revenue balance will be applied to the investments in real estate debt balance upon redemption.

Debt Issuance Costs

We amortize debt issuance costs using the straight-line method which approximates the effective interest rate method, over the estimated life of the related mortgage payable. We record debt issuance costs related to loans payable, net of amortization, on our consolidated balance sheets as an offset to their related loan payable. We record the amortization of all debt issuance costs as interest expense.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to members by the weighted-average common shares outstanding during the period. Diluted net income per common share equals basic net income per common share as there were no potentially dilutive securities outstanding during the years ended December 31, 2024 and 2023.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted for contributions, distributions, basis difference, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. We did not have any VIEs for the periods presented in these consolidated financial statements.

Distributions received from an equity method investee are recognized as a reduction in the carrying amount of the investment. If distributions are received from an equity method investee that would reduce the carrying amount of an equity method investment below zero, the Company evaluates the facts and circumstances of the distributions to determine the appropriate accounting for the excess distribution, including an evaluation of the source of the proceeds and implicit or explicit commitments to fund the equity method investee. The excess distribution is either recorded as a gain from equity method investee, or in instances where the source of proceeds is from financing activities or the Company has a significant commitment to fund the investee, the excess distribution would result in an equity method liability and the Company would continue to record its share of the equity method investee’s earnings and losses. When the Company does not have a significant requirement to contribute additional capital over and above the original capital commitment and the carrying value of the investment in the unconsolidated venture is reduced to zero, the Company discontinues applying the equity method of accounting unless the venture has an expectation of an imminent return to profitability. If the venture subsequently reports net income, the equity method of accounting is resumed only after the Company’s share of that net income equals the share of net losses or distributions not recognized during the period the equity method was suspended.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company calculates the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determines any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the years ended December 31, 2024 and 2023.

Investments in Debt Securities

Investments in debt securities are classified as trading, available-for-sale or held-to-maturity. We classify our investments in debt securities at the acquisition date and re-evaluate at each subsequent balance sheet date. Our investments in debt securities are carried at either amortized cost or fair value. Investments in debt securities that the Company has the positive intent and ability to hold to maturity are carried at amortized cost and classified as held-to-maturity. Investments in debt securities that are not classified as held-to-maturity are carried at fair value and classified as either trading or available-for-sale. Realized and unrealized gains and losses on trading securities and realized gains and losses on available-for-sale and held to maturity securities are included in net income. Unrealized gains and losses, net of deferred taxes, on available-for-sale securities are included in our balance sheets as a component of accumulated other comprehensive income.

As of December 31, 2024 and 2023, we did not hold any investments in debt securities.

Investments in Public Equity Securities

Investments in public equity securities are carried at fair value. In the event that a readily determinable fair value does not exist or are deemed unreliable, investments in public equity securities are carried at cost less any impairment, and are reevaluated at each reporting period or when a readily determinable fair value becomes available. Realized and unrealized gains and losses on public equity securities are included in net income.

As of December 31, 2024 and 2023, we did not hold any investments in public equity securities.

Investments in Real Estate Debt

Our investments in real estate debt are classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s investments in real estate debt are subject to periodic analysis for potential loan impairment.

For purposes of determining our allowance for credit losses, we pool financial assets that have similar risk characteristics. We have aggregated our financial assets by financial instrument type, but have a limited history of incurred losses and consequently have elected to utilize a probability of default (“PD”) and loss given default (“LGD”) methodology. The Company’s determination of the allowance for credit losses is based on several factors, including but not limited to historical loss experience, current and expected market conditions, as well as reasonable and supportable forecasts regarding the borrower’s intent and ability to repay principal and interest over the term of the loan. Periodically, the Company may identify an individual loan for impairment. When we identify a loan impairment, the loan is written down to the present value of the expected future cash flows. In cases where expected future cash flows are not readily determinable, the loan is written down to the fair value of the underlying collateral. We may base our valuation on a loan’s observable market price, if available, or the fair value of the collateral, net of selling costs, if the repayment of the loan is expected to be provided solely by the sale of the collateral. As of December 31, 2024 and 2023, no investments in real estate debt had an associated credit loss.

We have certain investments that are legally structured as equity investments in subsidiaries with rights to receive preferred economic returns (referred to throughout these Notes as “preferred equity” investments). We report these investments as investments in real estate debt when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

Investments in Rental Real Estate Properties and Real Estate Held for Improvement

Our investments in rental real estate properties and real estate held for improvement may include the acquisition of unimproved land, homes, townhomes or condominiums, office space, multifamily or industrial properties that are (i) held as rental properties or (ii) held for redevelopment or are in the process of being renovated.

In accordance with FASB ASC 805, Business Combinations, the Company first determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, building, site improvements, acquired in-place leases, above-market leases, and other identified intangible assets), intangible liabilities (including below-market leases), and assumed liabilities, and allocates the purchase price on a relative fair value basis (including capitalized acquisition costs) to the acquired assets and assumed liabilities. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. During this process, we also evaluate each investment for purposes of determining whether a property can be immediately rented (presented on the consolidated balance sheets as “Investments in rental real estate properties”), or will need improvements or redevelopment (classified as “Investments in real estate held for improvement”).

The amortization of in-place leases is recorded to depreciation and amortization expense on the Company’s consolidated statements of operations. The amortization of above- or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any in-place lease value is written off. In-place lease assets have been reflected within other assets, net in our consolidated balance sheets.

For rental real estate properties, significant improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

For real estate held for improvement, we capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other capitalized costs associated with activities that are directly related to preparing our properties for their intended use. Other costs may include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that development activities commence and concludes at the time that a property is available to be rented or sold.

At the completion of the improvement plan, a property is classified as either a rental property or available for sale. Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Building and building improvements	20 – 39 years
Site improvements	5 – 20 years
Furniture and fixtures	5 – 10 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets are reduced to their fair value. During the years ended December 31, 2024 and 2023, no such impairment occurred.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular. In the event that we amend, suspend, or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. The Company has qualified for treatment each year as a real estate investment trust (“REIT”) under the Code, as amended, commencing with its taxable year ending December 31, 2016, and intends to continue to operate as such. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

As a result of the formation of a TRS during the year ended December 31, 2020, we may record income tax expense or benefit with respect to our entity that is taxed as a TRS under provisions similar to those applicable to regular corporations and not under the REIT provisions. No additional TRSs were formed during the years ended December 31, 2024 or 2023. There was limited TRS activity for the years ended December 31, 2024 and 2023. Accordingly, for the years ended December 31, 2024 and 2023, no income tax expense was recorded. No gross deferred tax assets or liabilities have been recorded as of December 31, 2024 and 2023.

Beginning with the year ended December 31, 2020, we elected to treat certain wholly-owned subsidiaries as QRSs. The QRSs are corporations that are wholly-owned by the Company and are disregarded for both federal and state income tax purposes. A corporation that is a QRS shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a QRS shall be treated as assets, liabilities and such items (as the case may be) of the REIT.

During the year ended December 31, 2020, we formed a Qualified Opportunity Fund (“QOF”) and filed a certification with our initial U.S. federal income tax return for the taxable period ending December 31, 2020, certifying our status as a QOF. We intend to operate in conformity with the requirements to be classified as a QOF pursuant to Section 1400Z-2 of the Code and any subsequently issued guidance thereunder. As a QOF, we are subject to certain operational requirements. If we fail to meet these requirements, penalties may be imposed and incurred. Failure to maintain status as a QOF could cause the Company to not qualify for the tax benefits offered under the Code, such as the deferment of taxes on the gain, a step up in basis for capital gains invested into the QOF, or the ability to recognize tax-exempt capital gain on the investment in the QOF when held for more than ten years.

The QOF has made investments in our Operating Partnership, which is intended to operate as a Qualified Opportunity Zone Business. As a Qualified Opportunity Zone Business, the Operating Partnership is subject to certain operational requirements, as defined in the Code and the Treasury Regulations thereunder. If these requirements are not met, the Operating Partnership may not be a qualifying investment for the QOF pursuant to Section 1400Z-2 of the Code.

As of December 31, 2024, the tax period for the taxable year ending December 31, 2021 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation. For the open tax periods, the Company has no uncertain tax positions that would require recognition in the consolidated financial statements.

Revenue and Income Recognition

Rental revenue is recognized on a straight-line basis over the term of the lease. We will periodically review the collectability of our tenant receivables and record an allowance for doubtful accounts for any estimated probable losses. Rental revenue is recorded net of bad debt expense in the consolidated financial statements.

 As of December 31, 2024, non-cancellable lease terms provide for future minimum rental revenue from continuing operations as follows (amounts in thousands):

Year	Minimum Rental Revenue
2025	$180
2026	185
2027	191
2028	146
Thereafter	-
Total	$702

Interest revenue is recognized on an accrual basis and includes, where applicable, the amortization of any related premiums, discounts, origination costs and fees. Interest revenue is recognized on investments in real estate debt classified as held to maturity securities and investments in debt securities.

Other revenue is recognized on an accrual basis and consists of servicing fees earned on our investments in real estate debt for performing administrative oversight and miscellaneous tenant amenity services.

Interest income is recognized on an accrual basis and consists of interest earned on the promissory notes the Company extended to National Lending, LLC (“National Lending”).

Dividend income is recorded on the ex-dividend date, while periodic cash flow distributions from equity method investments are recognized when declared. Dividend income is recognized on an accrual basis and consists of dividends earned through our cash sweep bank account.

Real estate investment and securities transactions are accounted for on the date of purchase or sale (trade date). Realized gains and losses on sales of investments are calculated using the identified cost basis.

Recent Accounting Pronouncements

In this reporting period, the Company adopted FASB Accounting Standards Update 2023-07 (“ASU 2023-07”), Segment Reporting, which expands segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. Additionally, all disclosure requirements under the guidance are also required for entities with a single reportable segment. Adoption of the new standard impacted financial statement disclosures only and did not affect the Company’s financial position or its results of operations.

In November 2024, the FASB issued Accounting Standards Update (“ASU 2024-03”), Income Statement - Reporting Comprehensive Income-Expense Disaggregation Disclosures, which requires disclosure within the notes to the financial statements of specified expense categories as well as qualitative descriptions for amounts not disaggregated quantitatively within expense captions on the income statement. The amendment is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. The Company adopted the new standard as of January 1, 2023, which did not have a material impact on our consolidated financial statements.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Beginning balance	$5,758	$5,455
Additional investments in equity method investees(2)	18,268	-
Equity in earnings of equity method investees	363	303
Ending balance(1)	$24,389	$5,758

(1)	Investments in equity method investees includes the contributions to National Lending, in exchange for ownership interests. As of December 31, 2024 and 2023, the carrying value of the Company’s equity method investment in National Lending was approximately $6.1 million and $5.8 million, respectively. See Note 8, Related Party Arrangements, for further information regarding National Lending.

(2)

In connection with the TIC transactions (See Note 8, Related Party Arrangements, for further information regarding the TIC transactions), the Company invested approximately $18.3 million in the following equity method investments:

•	A 50% non-controlling member interest in CNP 120, LLC, whose activities are carried out through the following wholly-owned asset: 4801 W Jefferson Blvd, a creative office building located in Los Angeles, CA.
•	A 50% non-controlling member interest in 4202 WJ, LLC, whose activities are carried out through the following wholly-owned asset: 4202 W Jefferson Blvd, a creative office building located in Los Angeles, CA.
•	A 50% non-controlling member interest in 4216 WJ, LLC, whose activities are carried out through the following wholly-owned asset: 4216 W Jefferson Blvd, a creative office building located in Los Angeles, CA.
•	A 25% non-controlling member interest in Western Studio, LLC, whose activities are carried out through the following wholly-owned asset: 5957 S Western Ave, a mixed use property located in Los Angeles, CA.

The condensed financial position and results of operations of the Company’s equity method investments for the periods presented are summarized below (amounts in thousands):

Condensed balance sheet information:	As of December 31, 2024	As of December 31, 2023
Real estate assets, net	$44,687	$-
Other assets(1)	102,307	70,633
Total assets	$146,994	$70,633

Liabilities(2)	$22,500	$-
Equity	124,494	70,633
Total liabilities and equity	$146,994	$70,633
Company’s equity investment, net(3)	$24,389	$5,758

(1)	As of December 31, 2024 and 2023, approximately $98.3 million and $57.3 million, respectively, of “Other assets” are promissory notes receivable from other eREITs held by the Company’s equity method investment in National Lending. See Note 8, Related Party Arrangements for further information regarding National Lending.

(2)	As of December 31, 2024 and 2023, approximately $22.0 million and $0, respectively, of “Liabilities” represent promissory notes issued from the Company and affiliated entities to National Lending. See Note 8, Related Party Arrangements for further information regarding National Lending.

(3)	On December 26, 2024, the Company acquired a 25% TIC interest in Western Studio, LLC and a 50% TIC interest in CNP 120 LLC, 4202 WJ LLC, and 4216 WJ LLC.

Condensed income statement information:	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Total revenue	$6,901	$3,808
Total expenses	2,265	44
Net income	$4,636	$3,764
Company’s equity in earnings of investee	$363	$303

4.	Investments in Real Estate Debt

The following table describes our investments in real estate debt activity (amounts in thousands):

Investments in Real Estate Debt:	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Beginning balance	$4,577	$43,994
Interest revenue received in kind	-	(4,582)
Principal repayments(1)	(2,109)	(34,835)
Ending balance	$2,468	$4,577

(1)	Principal repayments for the year ended December 31, 2024 include partial repayments of one preferred equity investment. Principal repayments for the year ended December 31, 2023 include full repayments of two mezzanine debt investments, one senior debt investment and partial repayments of one preferred equity investment.

As of December 31, 2024 and 2023, there were no discount or origination costs or fees that were included in the carrying value of our investments in real estate debt.

Interest revenue received in kind represents accruable interest receivable from related investments in real estate debt upon maturity, net of payments received during the year. Interest revenue received in kind is presented within “Investments in real estate debt” in these consolidated financial statements.

The following table presents the Company’s investments in real estate debt as of December 31, 2024 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost (1)	Future Funding Commitments	Carrying Value
Preferred Equity	1	$2,468	$-	$2,468
Balance as of December 31, 2024	1	$2,468	$-	$2,468

(1)	For debt and preferred equity investments, this includes the stated amount of funds disbursed to date, interest that was contractually converted to principal, and interest revenue received in kind.

The following table presents the Company’s investments in real estate debt as of December 31, 2023 (dollar amounts in thousands):

Asset Type	Number	Principal Amount Or Cost (1)	Future Funding Commitments	Carrying Value
Preferred Equity	1	$4,577	$-	$4,577
Balance as of December 31, 2023	1	$4,577	$-	$4,577

(1)	For debt and preferred equity investments, this includes the stated amount of funds disbursed to date, interest that was contractually converted to principal, and interest revenue received in kind.

The following table presents certain information about the Company’s investments in real estate debt as of December 31, 2024, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years	Total
Preferred Equity	1	$-	$-	$2,468	$-	$2,468
Balance as of December 31, 2024	1	$-	$-	$2,468	$-	$2,468

The following table presents certain information about the Company’s investments in real estate debt as of December 31, 2023, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years	Total
Preferred Equity	1	$-	$-	$4,577	$-	$4,577
Balance as of December 31, 2023	1	$-	$-	$4,577	$-	$4,577

 Credit Quality Monitoring

The Company’s investments in real estate debt that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company evaluates its investments in real estate debt at least annually and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of December 31, 2024 and 2023, all investments were considered to be performing, and as such, no impairment charges have been recorded. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

5.	Investments in Rental Real Estate Properties and Real Estate Held for Improvement

As of both December 31, 2024 and 2023, we had five rental real estate properties.

The following table presents the Company’s investments in rental real estate properties (amounts in thousands):

	As of December 31, 2024(1)	As of December 31, 2023(2)
Land	$13,799	$15,323
Building and building improvements	7,855	9,058
Site improvements	82	30
Furniture and fixtures	1	9
Leasehold improvements	47	47
Total gross investment in rental real estate properties	$21,784	$24,467
Less: Accumulated depreciation	(446)	(322)
Total investment in rental real estate properties, net	$21,338	$24,145

(1)	During the year ended December 31, 2024, one investment in rental real estate with cost basis totaling approximately $5.5 million was reclassified from “Investments in real estate held for improvement” to “Investments in rental real estate properties, net” on the consolidated balance sheets for assets placed in service. During the year ended December 31, 2024, one investment in rental real estate, with a cost basis of approximately $7.9 million, net of approximately $247,000 of accumulated depreciation, was sold in connection with a TIC transaction. Refer to Note 3, Investments in Equity Method Investees and Note 8, Related Party Arrangements for further information.

(2)	During the year ended December 31, 2023, three real estate investments with cost bases totaling approximately $16.3 million were reclassified from “Investments in real estate held for improvement” to “Investments in rental real estate properties, net” on the consolidated balance sheets for assets placed in service.

As of December 31, 2024 and 2023, the carrying amount of the rental real estate properties above included cumulative capitalized acquisition costs of approximately $267,000 and $299,000, respectively, which included cumulative acquisition fees paid to the Sponsor of approximately $146,000 and $188,000, respectively.

For the years ended December 31, 2024 and 2023, the Company recognized approximately $371,000 and $184,000, respectively, of depreciation expense on rental real estate properties. Depreciation expense during the year ended December 31, 2024 included approximately $129,000 from investment properties that were sold during the year.

On December 15, 2020, the Company acquired ownership of a “wholly-owned subsidiary”, the W40 Controlled Subsidiary (the “W40 Investment”), which in turn acquired one building (the “W40 Property”) for approximately $3.8 million. The W40 Investment is managed by us. To defer the capital gain realized from the sale of our interest in a previously held investment in equity method investee, we established the W40 Investment as a QOF. Capital gains invested into a QOF within 180 days of realization are eligible for gain deferral and basis step up. In addition, a permanent exclusion from taxable income of capital gains from the sale or exchange of an investment in a QOF is available if the QOF investment is held for at least 10 years. We therefore intend to realize tax benefits on the gain from a previously held investment in equity method investee, as well as the appreciation of the W40 Investment, though appreciation of the W40 Property and the projected holding period cannot be guaranteed. See Note 2, Summary of Significant Accounting Policies – Income Taxes for further information on the QOF. Pursuant to the agreements governing the W40 Investment, we have full authority for the management of the W40 Investment, including the W40 Property.

As of December 31, 2024 and 2023, we had one and two real estate properties held for improvement, respectively.

The following table presents the Company’s investments in real estate held for improvement (amounts in thousands):

	As of December 31, 2024(1)	As of December 31, 2023(2)
Land	$875	$3,647
Building and building improvements	1,161	1,577
Work in progress	110	2,158
Total investment in real estate held for improvement	$2,146	$7,382

(1)	During the year ended December 31, 2024, one real estate investment with cost basis totaling approximately $5.5 million was reclassified from “Investments in real estate held for improvement” to “Investments in rental real estate properties, net” on the consolidated balance sheets for assets placed in service.

(2)	During the year ended December 31, 2023, three real estate investments with cost bases totaling approximately $16.3 million were reclassified from “Investments in real estate held for improvement” to “Investments in rental real estate properties, net” on the consolidated balance sheets for assets placed in service.

As of December 31, 2024 and 2023, real estate held for improvement included capitalized acquisition costs of approximately $16,000 and $70,000, respectively, which includes cumulative acquisition fees paid to the Sponsor of approximately $15,000 and $53,000, respectively.

6.	Distributions

Distributions are calculated based on members of record each day during the respective distribution periods. During the years ended December 31, 2024 and 2023, the Company’s total distributions declared to members, the Sponsor, and its affiliates were approximately $1.0 million and $3.2 million, respectively. Of the distributions declared during the years ended December 31, 2024 and 2023, approximately $520,000 and $2.4 million were paid, respectively. Approximately $504,000 and $795,000 remained payable as of December 31, 2024 and 2023, respectively.

7.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

The net carrying amount of cash and cash equivalents, interest receivable, other assets, and notes receivable from related party reported in the consolidated balance sheets approximates fair value because of the short maturity of these instruments.

As of December 31, 2024 and 2023, the net carrying amounts and fair values of other financial instruments were as follows (amounts in thousands):

	December 31, 2024		December 31, 2023
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Investments in real estate debt	$2,468	$2,634	$4,577	$4,591
Total	$2,468	$2,634	$4,577	$4,591
Liabilities:
Mortgages payable	$1,849	$1,744	$1,875	$1,797
Total	$1,849	$1,744	$1,875	$1,797

Fair value estimates are subjective in nature and are dependent on a number of important assumptions, including estimates of future cash flows, risks, discount rates and relevant comparable market information associated with each financial instrument (see Note 2 – Summary of Significant Accounting Policies). The use of different market assumptions and estimation methodologies may have a material effect on the reported estimated fair value amounts. Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

The following methods and assumptions were used in estimating fair value disclosures for financial instruments:

Investments in real estate debt (Level 3): The fair value of our real estate debt investment is estimated using a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate (discount rates), loan to value ratios, and expected repayment and prepayment dates.

Mortgages payable (Level 3): The fair values of our mortgage payable principal balances are estimated using a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate (discount rate), loan to value ratios, and expected repayment and prepayment dates. Differences between the carrying values of mortgages payable in the table above and the Mortgage payable, net in the Consolidated Balance Sheets are due to unamortized deferred financing costs.

8.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for offering expenses incurred in conjunction with the Offering. As of December 31, 2024 and 2023, no offering expenses were incurred by the Company or paid by the Manager on behalf of the Company.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, or utilities costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor (the “Shared Services Agreement”), including any increases in insurance attributable to the management or operation of the Company. For the years ended December 31, 2024 and 2023, the Manager incurred approximately $12,000 and $4,000 of costs on our behalf, respectively. As of both December 31, 2024 and 2023, approximately $3,000 was due and payable.

The Company will pay the Manager a quarterly investment management fee of one-fourth of 0.85% of our net asset value (“NAV”) at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may in its sole discretion waive its investment management fee, in whole or in part. The Manager will forfeit any portion of the investment management fee that is waived.

During the years ended December 31, 2024 and 2023, we incurred investment management fees of approximately $645,000 and $768,000, respectively. As of December 31, 2024 and 2023, approximately $151,000 and $186,000, respectively of investment management fees remained payable to the Manager.

Additionally, the Company is required to pay the Manager for servicing any non-performing assets. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. For the years ended December 31, 2024 and 2023, no special servicing fees have been incurred or paid to the Manager. As of December 31, 2024 and 2023, the Manager has not designated any asset as non-performing and no special servicing fees are payable to the Manager.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate. For the years ended December 31, 2024 and 2023, no disposition fees have been incurred. As of December 31, 2024 and 2023, no disposition fees are payable to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, Rise Companies Corp., or its affiliates may close and fund a loan or other investment prior to it being acquired by us. Fundrise Lending, LLC allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the years ended December 31, 2024 and 2023, the Company did not purchase any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an Independent Representative to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices.

Fundrise, L.P.

Fundrise, L.P. is a member of the Company and held 9,500 shares as of December 31, 2024 and 2023. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp.

Rise Companies Corp. is a member of the Company and held 600 common shares as of December 31, 2024 and 2023.

For the years ended December 31, 2024 and 2023, the Sponsor incurred approximately $85,000 and $137,000, respectively, of operational costs on our behalf, in connection with the Shared Services Agreement. As of December 31, 2024 and 2023, approximately $4,000 and $3,000 of such costs were due and payable, respectively.

For the years ended December 31, 2024 and 2023, no acquisition fees related to investments in rental real estate properties were paid to the Sponsor.

National Lending, LLC

Our Manager formed a self-sustaining lending entity, National Lending, which is financed by certain of the real estate investment trusts (“eREITs”) and other investment vehicles (the “Funds”) managed by our Manager and affiliated with our Sponsor, including the Company. National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate. Each eREIT or Fund contributes an amount to National Lending in exchange for ownership interests. The current effective operating agreement with National Lending requires each eREIT or Fund maintain a capital contribution amount of 5% of its assets under management, which is measured on a semi-annual basis (January 15th and July 15th). As of December 31, 2024 and 2023, the Company has contributed approximately $5.2 million for a 7.0% ownership in National Lending. See Note 3, Investments in Equity Method Investees for further information regarding the Company’s ownership interests in National Lending.

National Lending may provide short-term bridge financing through promissory notes with any of the eREITs or Funds who have contributed to it in order to maintain greater liquidity and better finance such eREIT’s or Fund’s individual real estate investment strategies. Any promissory note bears a market rate of interest. All transactions between National Lending and the affiliated eREIT or Fund are reviewed by the Independent Manager.

During the years ended December 31, 2024 and 2023, the Company did not enter into any promissory notes payable to National Lending. As of December 31, 2024 and December 31, 2023, no principal or interest were payable to National Lending.

The following is a summary of the promissory notes receivable issued by the Company to National Lending during the years ended December 31, 2024 and 2023 and note receivable balances as of December 31, 2024 and 2023 (dollar amounts in thousands):

Note	Principal Balance	Interest Rate	Maturity Date	Balance at December 31, 2024	Balance at December 31, 2023
2024 - A (1)	$35,000	6.25%	12/31/2024	$-	$-
2024 - B (2)	$9,500	5.50%	12/31/2025	$9,500	$-
			Total	$9,500	$-

(1)	On January 2, 2024, the Company extended a promissory note receivable to National Lending with a principal amount of $35.0 million. The secured note bears a 6.25% interest rate, and all interest is accruing, and will be received at maturity. The note matured on December 31, 2024 with National Lending’s repayment to the Company, including principal and accrued interest. During the year ended December 31, 2024, the Company earned approximately $2.1 million in interest income on the promissory note to National Lending. The promissory note receivable was fully paid off on December 31, 2024.

(2)	On December 31, 2024, the Company extended a promissory note receivable to National Lending with a principal amount of $9.5 million. The secured note bears a 5.50% interest rate, and all interest is accruing, and will be received at maturity. The note matures on December 31, 2025 with National Lending’s repayment to the Company, including principal and accrued interest. For the year ended December 31, 2024, the company earned approximately $1,500 in interest income on the promissory note to National Lending and the outstanding balance on the note was $9.5 million as of December 31, 2024.

TIC Arrangements with Affiliate REITs

In December 2024, the Company entered into four TIC arrangements with REITs managed by our Manager and affiliated with our Sponsor. Under the terms of the TIC arrangements, the Company and the affiliate REITs hold undivided ownership interests in mixed-use properties located in Los Angeles, CA. The TIC arrangements allow each owner to independently own a specified interest in the property while sharing in the income and expenses associated with the property in proportion to their ownership interests.

9.	Mortgage Payable, net

The following is a summary of the mortgage payable by the Company as of December 31, 2024 and 2023 (dollar amounts in thousands).

Borrower	Amount of Loan	Interest Rate	Maturity Date	Balance as of December 31, 2024	Balance as of December 31, 2023
CNP 87, LLC	$1,875	See below	07/15/2032	$1,849	$1,875

The mortgage loan is secured by one of the Company’s properties. On June 27, 2022, the Company closed on a mortgage loan related to one of its rental real estate properties for a principal amount of approximately $1.9 million which matures on July 15, 2032. The mortgage loan bears interest at a fixed rate of 4.75% per annum through August 15, 2027, at which time the interest rate will bear interest at a per annum rate equal to the Wall Street Journal Prime Rate and subject to a 4.75% floor until maturity. The mortgage loan calls for interest-only payments for the first 18 months, with fixed monthly principal and interest payments due through maturity. For the years ended December 31, 2024 and 2023, we incurred approximately $90,000 and $91,000, respectively, in interest expense related to the mortgage loan. As of both December 31, 2024 and 2023, we had approximately $4,000 in mortgage interest payable.

Debt issuance costs are being amortized over the loan term on the straight-line method, which approximates the effective interest method. During the years ended December 31, 2024 and 2023, no additional deferred financing costs were incurred related to the mortgage loan listed above. As such, the carrying value of the unamortized debt issuance costs as of December 31, 2024 and 2023 were approximately $22,000. Deferred financing costs are reflected net of accumulated amortization on the consolidated balance sheets as a reduction to the related mortgages payable, which totaled approximately $5,000 and $3,000, as of December 31, 2024 and 2023, respectively. For each of the years ended December 31, 2024 and 2023 amortization of debt issuance costs was approximately $2,000 and is included within “Interest expense” in the consolidated statements of operations, respectively.

The following table presents the future principal payments due under the Company’s mortgage payable as of December 31, 2024 (dollar amounts in thousands):

Year	Amount
2025	$30
2026	31
2027	33
2028	34
2029	36
Thereafter	1,685
Total	$1,849

10.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including investment management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon Fundrise Advisors, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

11.	Commitments and Contingencies

Legal Proceedings

As of the date of these consolidated financial statements we are not currently named as a defendant in any material active or pending material litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any current litigation that we assess as being significant to us.

12.	Segment Reporting

The Company operates as a single reportable segment. The management committee of Fundrise Advisors, LLC, our Manager, acts as the Company’s CODM, assessing performance and making decisions about resource allocation. The CODM determined that the Company operates a single reportable segment based on the fact that the CODM monitors the operating results of the Company as a whole and that the Company’s long-term strategic asset allocation is pre-determined in accordance with the terms of its offering circular, based on a defined investment strategy. The financial information, including information about the Company’s significant revenues and expenses, that is provided to and reviewed by the CODM is consistent with that presented within the Company’s consolidated financial statements. Total expenses and total other expenses, as disclosed in the consolidated financial statements, represent the CODM's measure of significant expenses for all segments. The CODM uses this financial information to evaluate the Company’s overall performance and investment returns, supporting decisions on acquisitions, dispositions, and distributions. Refer to the consolidated statements of operations in our consolidated financial statements for further detail on our total revenue, total expenses, and net consolidated income or loss. No single shareholder accounts for more than 10% of the Company’s total revenue. All of the Company’s real estate investments are located within the United States and all revenues are derived from U.S.-based operations.

13.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through April 24, 2025, for potential recognition or disclosure.

Investments

For the period from January 1, 2025 through April 24, 2025, the Company received partial principal repayments of its remaining preferred equity investment of approximately $700,000.

Note Receivable

On January 2, 2025, the Company extended a promissory note to National Lending with a principal amount of $5.0 million. The note bears a 5.75% interest rate, and all interest is accruing, and will be received at maturity. The note matures on December 31, 2025. The note was fully repaid on March 27, 2025.

On January 8, 2025, the Company extended a promissory note to National Lending with a principal amount of $4.5 million. The note bears a 5.75% interest rate, and all interest is accruing, and will be received at maturity. The note matures on December 31, 2025. The promissory note receivable was fully paid off on January 30, 2025.

On April 4, 2025, the Company issued a promissory note to National Lending with a principal amount of $6.3 million. The note bears a 5.25% interest rate, and all interest is accrued, and will be received at maturity. The note matures on April 3, 2026. As of April 24, 2025, the outstanding balance of the receivable, inclusive of accrued interest, is approximately $6.3 million.

Item 8.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s DOS/A filed May 24, 2016)
2.2*	Certificate of Amendment (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s DOS/A filed May 24, 2016)
2.3*	Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.3 to the Company’s 1-K filed on April 4, 2023)
4.1*	Form of Subscription Agreement (incorporated by reference to Appendix A of the Company’s Offering Circular on Form 1-A filed August 3, 2020)
6.1*	Form of License Agreement between Fundrise West Coast Opportunistic REIT, LLC and Fundrise, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s DOS/A filed May 24, 2016)
6.2*	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s DOS/A filed May 24, 2016)
6.3*	Form of Servicing Agreement between Fundrise West Coast Opportunistic REIT, LLC and Fundrise Servicing, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.4 to the Company’s DOS/A filed May 26, 2016)

* Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on April 24, 2025.

Fundrise West Coast Opportunistic REIT, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	April 24, 2025
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	April 24, 2025
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)